Exhibit 1.02

CONFLICT MINERALS REPORT

ACTIVISION BLIZZARD, INC.

IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Conflict Minerals Report (“Report”) of Activision Blizzard, Inc. for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Numerous terms in this Report are defined in the Rule and our Specialized Disclosure Report on Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.  The terms “Activision Blizzard,” the “Company,” “we,” “us,” and “our” are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries.

Pursuant to the Rule, we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products that we had reason to believe may have originated from the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, together with the DRC, defined as the “Covered Countries”) and may not have come from recycled or scrap sources, to determine whether such products directly or indirectly finance or benefit armed groups in the Covered Countries.

Products Potentially Containing Necessary Conflict Minerals

Our business consists primarily of video games delivered either physically (i.e., as a “boxed” software product) or by digital download over the Internet.  However, we identified the following products that we manufactured or contracted to manufacture during the reporting period as ones potentially containing necessary conflict minerals:

•                  Skylanders Peripherals:  The “smart toys” used in games in our Skylanders® franchise, which consist of action figures and an electronic “portal” which, when used together, allow a player to store and access information about each of his or her toy character’s performance in the game;

•                  Tin Boxes:  Tin boxes (e.g., for candy or bandages) produced by licensees of Activision Publishing, Inc., one of our two primary operating units (“Activision Publishing”), featuring characters or other artwork from our games.

•                  Products Sold Directly to Our Customers.  The collectibles and other items we sell directly to our consumers through the web store operated by Blizzard Entertainment, Inc., our other primary operating unit (“Blizzard”).

Design of Conflict Minerals Due Diligence Program

Our conflict minerals due diligence program has been developed to be in conformity in all material respects with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, “OECD Guidance”), specifically as it relates to our position in the minerals supply chain as a “downstream” purchaser of products, components or materials. Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Guidance:

1. Establish strong company management systems:

•                  Assemble a multi-disciplinary internal working group including representatives from our legal department, our supply chain organization and our production team.

•                  Develop the Conflict Minerals Sourcing Policy set forth in our Form SD.

•                  Implement a supply chain system of controls and transparency through the use of due diligence tools created by the Conflict-Free Sourcing Initiative (the “CFSI”), which includes the CMRT, a supply chain survey designed to identify the smelters and refiners that process the necessary conflict minerals contained in our products.

•                  Incorporate requirements related to conflict minerals in our standard template for supplier contracts and specifications so that current and future suppliers are obligated to participate in a supply chain survey and related due diligence activities.

•                  Maintain records relating to our conflict minerals program in accordance with our record retention guidelines.

2. Identify and assess risks in our supply chain:

•                  Identify direct suppliers that supply products to Activision Blizzard that may contain conflict minerals.

•                  Conduct a supply chain survey using the CMRT, requesting direct suppliers to identify smelters and refiners and country of origin of the conflict minerals in products they supply to us.

•                  Contact direct suppliers that do not respond to the supply chain survey by a specified date, requesting their responses.

•                  Compare smelters and refiners identified by the supply chain survey against the list of facilities maintained by the Conflict-Free Smelter Program (the “CFSP”) or other independent third-party audit program, which designations provide country of origin and due diligence information on the conflict minerals sourced by such facilities.

•                  Document country of origin information for the smelters and refiners identified by the supply chain survey as provided from the supply chain survey and the CFSI.

3. Design and implement a strategy to respond to identified risks:

•                  Design and adopt a risk management plan that includes due diligence reviews of suppliers, smelters and refiners that may be sourcing or processing conflict minerals from the Covered Countries which may not be from recycled or scrap sources. Our due diligence measures are significantly based on multi-industry due diligence initiatives to evaluate the procurement practices of the smelters and refiners that process and provide those conflict minerals to our supply chain.

4. Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing:

•                  Rely on the CFSP to validate smelters (as do we do not directly purchase conflict minerals from facilities within our supply chain and thus, do not conduct audits of these entities).

5. Report on supply chain due diligence:

•                  Publicly communicate our Conflict Minerals Sourcing Policy on our company website at http://investor.activision.com/documents.cfm.

•                  Report annually on our supply chain due diligence activities in accordance with the Rule.

The content of any website referred to in this Report is included for general information only and is not incorporated by reference in this Report.

Description of Due Diligence Measures Performed for the 2013 Reporting Period

Below is a description of the measures we performed for the reporting period from January 1 to December 31, 2013 in accordance with our program to exercise due diligence on the source and chain of custody of the necessary conflict minerals contained in our products that we had reason to believe may have originated from the Covered Countries and may not have come from recycled or scrap sources.

Activision Blizzard:

•        Designed and adopted a risk management plan that includes due diligence reviews of suppliers, smelters and refiners which we identified may be sourcing or processing conflict minerals from the Covered Countries which may not be from recycled or scrap sources.

•        Contacted direct suppliers on responses to supply chain surveys that we identified contained incomplete or potentially inaccurate information to seek additional clarifying information.

•        Compared smelters and refiners identified by the supply chain survey against the list of facilities maintained by the CFSP or other independent third-party audit program.

Results of our Due Diligence Measures

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals.  Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.  We also rely, to a large extent, on information collected and provided by independent third-party audit programs.  Such sources of information may yield inaccurate or incomplete information.

Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis. The supply chain of commodities such as conflict minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use.  Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce.

Supply Chain Survey Responses

While we requested that every supplier complete a CMRT, certain of our suppliers were unable or unwilling to respond to our request, after repeated efforts on our part.  Specifically, we did not receive a completed CMRT from every manufacturer of tin boxes produced for licensees of Activision Publishing.  Nor did we receive a completed CMRT from every manufacturer of the collectibles and other products Blizzard Entertainment sells directly to consumers.

Further, while each of the CMRTs provided by a supplier asserted that the necessary conflict minerals did not originate from a Covered Country, we were not able to confirm, based on a review of each CMRT, that in fact the smelters and refiners identified in the surveys have received a “conflict free” designation by the CFSP or other independent third party audit program, which designations provide country of origin information on the conflict minerals sourced by such facilities, in large part because a completed CMRT had not been received from those facilities’ suppliers.

Product Determination

As described above, we do not have sufficient information from suppliers or other sources regarding all of the smelters and refiners that processed the necessary conflict minerals in our products to conclude whether the conflict minerals originated in the Covered Countries and, if so, whether the conflict minerals were from recycled or scrap sources and/or did not benefit armed groups.

Our efforts to determine the mine or location of origin of the necessary conflict minerals in our products with the greatest possible specificity consisted of the due diligence measures described in this Report. In particular, because independent third party audit programs validate whether sufficient evidence exists regarding country, mine and/or location of origin of the conflict minerals that the audited smelter or refiner facilities have processed, we relied on the information made available by such programs for the smelters and refiners in our supply chain. For smelters or refiners in our supply chain that had not received a “conflict free” designation by any independent third party audit programs, we contacted such facilities and requested country, mine and/or location of origin of the necessary conflict minerals processed by them.

We were unable to ascertain the country of origin and/or chain of custody of all necessary conflict minerals processed by the facilities that contributed to these products because, for this reporting period, certain smelter and refiner facilities (1) had not yet received a “conflict free” designation from an independent third party audit program and (2) did not respond to our requests for country of origin or chain of custody information.

Further, certain of our suppliers provided information to us with respect to their company, as a whole, rather than with respect to the products those suppliers manufactured on our behalf.  As such, were unable to ascertain the country of origin and/or chain of custody of any necessary conflict minerals in our products manufactured by those suppliers.

Future Due Diligence Measures and Other Risk-Mitigation Measures

Activision Blizzard intends to take the following additional steps to mitigate the risk that our necessary conflict minerals benefit armed groups, including with respect to improving our due diligence:

1.              We will continue to work with suppliers who provide incomplete, insufficient or inconsistent information in an effort to obtain complete and accurate information with respect to 2014 and subsequent reporting periods;

2.              We will provide our Conflict Mineral Policy to suppliers and will prepare a supplier-specific policy with respect to the sourcing of necessary conflict minerals;

3.              We will seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data with respect to necessary conflict minerals changes; and

4.              We will consider the implementation of a grievance mechanism as an early-warning risk-awareness system to allow any interested party to voice concerns regarding the circumstances of conflict mineral extraction trade, handling and export in a conflict-affected and high-risk, area as it pertains to our products.

Independent Private Sector Audit of this Report

As permitted by the Rule, we did not obtain an independent private sector audit of this Report.